March 26, 2021

Mr. Brad Skinner
Office Chief
Office of Energy & Transportation
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

Re: Madre Tierra Mining Ltd.
Offering Statement on Form 1-A
Filed on February 12, 2021
File No. 024-11452

Dear Mr. Skinner:

We acknowledge receipt of the comments in the letter dated March 11, 2021 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Draft Offering Statement of Madre Tierra Mining Ltd. (the “Company”), which we have set out below, together with our responses.

Form 1-A filed February 12, 2021

Cover Page

1. Please revise to clarify the exercise period for the warrants that are being offered as part of the units.  For example, you reference a 24-month exercise period on your cover page, and a 60-month exercise period on page 38.  Similarly, the form of warrant filed as Exhibit 3.2 references a date that is eighteen months from the date of the certificate.

The Company has amended the disclosure on page 38 and included a revised Exhibit 3.2 to clarify that the exercise period is 24 months.

Important Information About this Offering Circular, page 2
2. We note your disclosure of a cautionary note to U.S. investors regarding reserve and resource estimates.  Please be advised that initial offerings for companies with a December 31, 2020 fiscal year-end should rely on the mineral property disclosures that are required under Items 1300 to 1305 of Regulation S-K.  Please revise or remove this cautionary note or tell us why you do not believe it is necessary to do so.  You may also refer to Item 8(b) of Form 1-A and to the Answer to Question 155.03 of our Compliance and Disclosure Interpretations (C&DIs) for Regulation S-K, if you require further clarification regarding compliance dates.  This C&DI may be located on our website at the following address: https://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Company has removed the disclosure related reserves and resource estimates from the offering circular.

Plan of Distribution and Selling Security Holders, page 22

3. Please revise your disclosure to include the $8,000 FINRA corporate filing fee payable to FINRA pursuant to Section 4 of the Broker-Dealer Agreement entered into with Dalmore Group, LLC and filed as Exhibit 6.2.

The Company has added the $8,000 FINRA corporate filing fee to its disclosure.

Description of Property, page 27

4. Please revise your mineral property disclosure to include the following information pursuant to Item 1304(b) of Regulation S-K:
•	the property location, accurate to within one mile, using an easily recognizable coordinate system.
•	maps, with proper engineering detail (such as scale, orientation, and titles). Such maps must be legible on the page when printed.
•	the conditions that must be met in order to retain the property.
•	a brief description of the property geology.
•	the total cost or book value of the property and its associated plant and equipment.
•	a brief description of prior exploration work performed on the property.
•	a brief description of any significant encumbrances to the property, including current and future permitting requirements and associated timelines, permit conditions, and violations and fines.
The Company has made additional disclosures to include the information described in Item 1304(b) of Regulation S-K.

Directors, Executive Officers and Significant Employees, page 30

5. We note your disclosure regarding the business experience of directors Joel Freudman and Michael Chow. For each such director, please disclose the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

The Company has added disclosures concerning the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

Compensation of Directors and Executive Officers, page 34

6. We note that in the table on page 34 you have combined cash compensation with the value of shares issued for service.  Please revise to clarify the amount of cash compensation paid to each officer in 2020.  Refer to Item 11 of Part II of Form 1-A.

The Company has amended its disclosure by separating the cash compensation and the value of shares issued for service. The value of shares issues for service was $0.00 in 2020.

Securities Being Offered Resale Restrictions, page 38

7. We note your disclosure regarding resale restrictions.  Please revise to clarify the statutory hold period applicable to the units, common shares and warrants to be sold in this offering, as applicable.  For example, clarify the duration of such hold period, and whether such hold period applies to U.S. investors.

The Company has amended it disclosure to clarify that the statutory hold periods for the units, common shares and warrants to be sold in the offering are identical.

Notes to Financial Statements for the period from incorporation on May 7, 2020 to June 30, 2020
1. Nature of operations and going concern, page F-7

8. Please disclose the date of your fiscal year-end.

The Company has disclosed that its fiscal year ends on December 31st.
Exhibits

9. Please file an English translation of the mining license filed as Exhibit 6.1.  In addition, please file the commercialization license referenced on page 4.  See Item 17(6) of Part III of Form 1-A.

The Company has included the English translation of the mining license as Exhibit 6.1. The Company has also filed the commercialization license as Exhibit 6.6.
General
10. Please revise your offering statement to clarify whether the offering proceeds will be deposited into an escrow account.  In this regard, we note your disclosure on the cover page that there will be no escrow for the offering.  However, the exhibit index to your offering statement includes a placeholder for an escrow agreement to be filed by amendment.

The Company has revised its list of exhibits by removing reference to an escrow agreement. There will be no escrow or minimum offering amount before the Company can deploy capital raised in its offering. The Company has included a risk factor to outline the risks involved for the investors.

Thank you again for the opportunity to respond to your questions to the Draft Offering Statement of Madre Tierra Mining Ltd. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Sasha Kaplun
Chief Executive Officer
Madre Tierra Mining Ltd.

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